FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

BCRA authorizes new Directors

Buenos Aires, September 19th 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. BCRA authorizes new Directors.

With due consideration:

We are pleased to inform, in our capacity as proxies of Banco BBVA Argentina S.A, that our entity has been notified of Resolution No. 355 of the Central Bank of the Argentine Republic dated September 15th, 2022, whereby no observations were made for Messrs. Lorenzo De Cristóbal De Nicolás and Gustavo Fabián Alonso to perform as Directors of the Bank.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BBVA Argentina Bank S.A.

By:	/s/ Ernesto Gallardo
Ernesto Gallardo Chief Financial Officer

Date:  September 19th, 2022